[Letterhead of Winston & Strawn LLP]

September 29, 2006

BY EDGAR
Ms. Angela Crane
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Luxottica Group S.p.A.
Form 20-F for the year ended December 31, 2005
File No. 1-10421

Dear Ms. Crane:

On behalf of Luxottica Group S.p.A., an Italian corporation (“Luxottica”), we are responding to the Staff’s comment letter dated August 23, 2006 (the “Comment Letter”) with respect to Luxottica’s Form 20-F for the year ended December 31, 2005.  We have set forth below in italics each numbered comment in the Comment Letter, followed by Luxottica’s response thereto.

Form 20-F for the year ended December 31, 2005

Item 5 - Operating and Financial Review and Prospects, page 34

Results of Operations, page 40

Comparison of the year ended December 31, 2005 to the year ended December 31, 2004, page 41

Non-GAAP Financial Measures, page 42

1.                                      We note your use of non-GAAP measures, including net sales excluding currency exchange rate fluctuations, consolidated net sales adjusted for the Cole acquisition and consolidated income from operations adjusted for the Cole acquisition.  Your current discussion, in which you indicate that these measures “are one of the primary indicators management uses for planning and forecasting in future periods”, is too generalized.  We do not believe that your disclosure addresses with sufficient precision each of the disclosure points identified in the response to Question 8 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for each of your non-GAAP measures identified above.  Please revise future filings to include a discussion, in sufficient detail, of the following for each non-GAAP measure:

•                                          The substantive reasons why management believes each non-GAAP measure provides useful information to investors;

•                                          The specific manner in which management uses each non-GAAP measure to conduct or evaluate its business;

•                                          The economic substance behind management’s decision to use each measure; and

•                                          The material limitations associated with the use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

We note the Staff’s comments and advise the Staff that, whenever Luxottica discloses non-GAAP measures in future filings, it will discuss in sufficient detail for each non-GAAP measure the disclosure points identified in the response to Question 8 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Financial Statements, page 93

Statements of Consolidated Income, page 97

2.                                      If you have revenues from services (e.g. insurance, administrative, professional services, etc.) which are more than 10 percent of your total revenues, then please revise future filings to state the amount of those revenues separately as well as the related costs of those revenues.  See Rule 5-03(b) of Regulation S-X.

We note the Staff’s comment and Luxottica confirms to the Staff that, for the years ended December 31, 2003, 2004 and 2005, revenues from services were less than 10 percent of its total revenues.  Luxottica also confirms that, if in the future such revenues do exceed the 10 percent threshold, it will disclose them separately in accordance with Rule 5-03(b) of Regulation S-X.

Note 1 - Organization and Significant Accounting Policies, page 102

Revenue Recognition, page 105

3.                                      We note from your disclosures that you sell certain products through independent distributors.  Tell us and revise future filings to disclose whether sales to distributors contain any rights of return, price protection privileges or other compensation and, if so, explain how you comply with SFAS 48 and SAB 104.

We note the Staff’s comment and Luxottica confirms to the Staff that, for the years ended December 31, 2003, 2004 and 2005, sales to independent distributors did not contain any rights of return, price protection or other compensation.  Luxottica also advises the Staff that it will disclose in future filings whether sales to distributors contain any rights of return, price protection or other material compensation and, if so, it will explain how it complies with SFAS 48 and SAB 104.

Note 14 - Commitments and Contingencies, page 132

Litigation, page 134

4.                                      We note your disclosure regarding Cole and its subsidiaries that the current litigation “might have a material adverse effect on the Company’s consolidated financial statements.”  Please tell us and revise future filings to disclose the amount of any charges incurred and liabilities you recorded relating to this matter.  Also, revise your disclosures in future filings to indicate your expectations as to the likelihood of the referenced contingency having a negative material impact on your income statement.  If it is at least reasonably possible that this or any unaccrued contingency could have a material negative impact on your financial statements, the notes  to the financial statements must either disclose the range of possible loss or indicate no such estimate can be made.  Please refer to paragraph 10 of SFAS 5.

We note the Staff’s comment and Luxottica supplementally advises the Staff that, for the years ended December 31, 2004 and 2005, the costs associated with the Cole litigation were approximately $500,000 and $1,200,000, respectively, and, for the years ended December 31, 2004 and 2005, there were no related amounts recorded as liabilities reflected in the consolidated balance sheets as the liability was not reasonably estimable and probable.   Luxottica confirms that it will disclose the amount of any charges incurred and liabilities recorded relating to this matter in future filings.

Luxottica advises the Staff that it will include disclosure in future filings to indicate management’s expectations of the likelihood of the referenced contingency having a negative material impact on Luxottica’s financial statements.  Also, Luxottica will, in the notes to its consolidated financial statements, either disclose the range of possible loss or indicate that no such estimate can be made if it is at least reasonably possible that this or any unaccrued contingency could have a negative material impact on its financial statements.

We hope that this letter is fully responsive to your comments.  If you have any questions, please call me at (212) 294-2639 or Michael A. Boxer of Luxottica Group at (516) 918-3003.

Very truly yours,

/s/ David A. Sakowitz

David A. Sakowitz

[Letterhead of Luxottica Group S.p.A.]

September 29, 2006

Ms. Angela Crane
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Luxottica Group S.p.A.
Form 20-F for the year ended December 31, 2005
File No. 1-10421

Dear Ms. Crane:

In connection with the response letter being submitted today by Winston & Strawn LLP, outside counsel to Luxottica Group S.p.A., an Italian corporation (“Luxottica”), to your Comment Letter dated August 23, 2006, Luxottica hereby acknowledges that:

•                    Luxottica is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•                    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•                    Luxottica may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Enrico Cavatorta
Enrico Cavatorta
Chief Financial Officer

cc:      David A. Sakowitz, Esq.